For Immediate Release
TSX: BXE

BELLATRIX EXPLORATION ANNOUNCES MATERIAL RESERVES INCREASES (UP 54%) POSTING $6.95/BOE FINDING AND DEVELOPMENT COSTS

Calgary, Alberta, February 21, 2013 - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") announces the results of an independent reserve evaluation effective December 31, 2012. The report was completed by Sproule Associates Limited ("Sproule"). The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

Bellatrix benefitted from the largest capital program since conversion to a growth-oriented exploration and production company as it **grew 54%** to a total of **104 million boe proved and probable ("2P") reserves** in 2012.

In 2012, the Company spent $164 million developing its resource play assets and $14 million (net of dispositions) on acquiring additional Cardium and Notikewin/Falher production and development acreage. Resultant growth contributed to a **42% increase in the Company's net asset value to $1.07 billion**, equivalent to **$9.90/share** using a 10%/year discount to future net revenue.

The Company **replaced 702% of total production** in 2012 with new proved and probable reserves at a **finding, development and acquisition ("FD&A") cost of $4.28/boe**, excluding future development capital ("FDC") requirements. **Including FDC requirements, FD&A totaled $6.95/boe.** Annual **production was up 40% in 2012**, to 6.11 million boe from 4.36 million boe.

The Company established a proved ("1P") **Recycle Ratio of 2.35X** and a **2P Recycle Ratio of 5.02X** excluding FDC.

As at December 31, 2012 proved plus probable reserves were comprised of **34.6 million barrels of oil and natural gas liquids** as well as **418 billion cubic feet of natural gas**, with a 33% liquids weighting on a boe basis.

The Company's calculated reserve life index improved to 8.6 years for 1P reserves, **12.4 years** for 2P reserves.

KEY 2012 ACHIEVEMENTS

	Twelve months ended December,		
	2012	2011	Change
Reserves (company interest, mboe)			
Proved Developed Producing	**24,518**	19,336	+26.8 %
Total Proved	**55,490**	41,818	+32.7%
Proved Undrilled/Total Proved	**56%**	53%	
Total Proved and Probable	**104,258**	67,550	+54.3%
Probable/Total Proved and Probable	**47%**	38%	
Net Asset Value, per basic share	**$9.90**	$7.01	+41.4%

KEY 2012 ACHIEVEMENTS (continued)

	Twelve months ended December,		
	2012	2011	Change
FD&A costs			
1P, including FDC ($/boe)	**$11.77**	$13.00	-9.5%
2P, including FDC ($/boe)	**$6.95**	$9.29	-25.2%
3 year average 2P, including FDC ($/boe)	**$9.04**	$10.59	-14.6%
Annual Average Sales Volumes (boe/d)	**16,686**	11,954	+39.6 %
Q4 Average Sales Volumes (boe/d)	**18,763**	14,209	+32.1 %
Exit Production Rate (boe/d)	**19,500**	16,141	+20.8 %
Funds Flow From Operations ($ millions) [1](unaudited)	**$111.0**	$94.2	+17.8 %
Per basic share (unaudited)	**$1.03**	$0.91	+ 13.2%
Reserve Life Index			
Proved	**8.6 yrs**	8.0 yrs	+7.5%
Proved and Probable	**12.4 yrs**	10.0 yrs	+24.0%
Recycle Ratios[1]			
1P, excluding FDC	**2.35 x**	3.01 x	
2P, excluding FDC	**5.02 x**	4.16 x	

[1] *Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See "Non-GAAP Measures".*
[2] *Operating netback includes impact of commodity price risk contracts*

SELECT 2012 OPERATING RESULTS

To assist in interpretation of the Company's reserves and key achievements, Bellatrix releases select 2012 operating results ahead of full year-end 2012 financial results including data on capital expenditures, cash flow from operating activities, and drilling results.

CAPITAL EXPENDITURES

	Years ended December 31,	
	2012	2011
($000s)	**(unaudited)**	
Lease acquisitions and retention	**8,303**	16,367
Geological and geophysical	**290**	433
Drilling and completion costs	**118,783**	141,051
Facilities and equipment	**36,811**	18,471
	164,187	176,322
Drilling Incentive Credits	**-**	(827)
Exploration and development[1]	**164,187**	175,495
Corporate [2]	**195**	268
Property acquisitions	**20,966**	3,798
Total capital expenditures – cash	**185,348**	179,561
Property dispositions – cash	**(6,660)**	(4,203)
Total net capital expenditures – cash	**178,688**	175,358
Capital lease additions – non cash	**10,000**	3,700
Other – non-cash [3]	**(285)**	6,875
Total - non – cash	**9,715**	10,575
Total capital expenditures	**188,403**	185,933

[1] *Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the year.*
[2] *Corporate includes furniture, fixtures and other costs.*
[3] *Other includes non-cash adjustments for current year's decommissioning liabilities and share based compensation.*

The $185.3 million capital program for the year ended December 31, 2012 was financed from funds flow from operations and bank debt.

ACQUISITIONS

Effective November 1, 2012, Bellatrix acquired additional highly prospective Cardium and Notikewin/Falher lands and production in the Willesden Green area of Alberta with 500 boe/d of production, 16 gross (11.95 net) sections of Cardium and Mannville prospective lands, 25 net Cardium development locations, 4 net Notikewin/Falher development locations and a 25% working interest in an operated compressor station and gathering system. The purchase price of $21 million was funded using the Company's existing credit facilities.

On December 14, 2012, Bellatrix acquired an additional 11 gross and net sections of highly prospective Cardium and Notikewin/Falher lands in the Ferrier area of west central Alberta. This acquisition is anticipated to provide an additional 37 net drilling locations in the Cardium, 9 net locations in the Notikewin/Falher and an additional 66 net locations in the Duvernay formation.

DISPOSITIONS

During the third quarter of 2012, Bellatrix closed on the disposition of a minor non-core property interest in the Wainwright area, Alberta for $4.25 million after adjustments. This non-operated unit heavy oil property had production of approximately 59 boe/d. The net proceeds from the disposition were initially used to reduce the Company's bank indebtedness, and ultimately were directed toward the development of the Company's Cardium oil resource program.

During the second quarter of 2012, Bellatrix closed on the disposition of two minor non-core property interests consisting of the sale of the Girouxville property in Alberta for $0.6 million after adjustments and the sale of the Cypress-Chowade property in British Columbia for $1.4 million after adjustments. There was no current production from the Girouxville or Cypress-Chowade properties.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

($000s)	Years ended December 31, 2012 (unaudited)	2011
Cash flow from operating activities	109,328	98,192
Decommissioning costs incurred	635	569
Change in non-cash working capital	1,075	(4,524)
Funds flow from operations[1]	111,038	94,237

[1] *Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See "Non-CAAP Measures"*

Bellatrix generated funds flow from operations of $111.0 million ($1.03 per basic share and $0.96 per diluted share) for the year ended December 31, 2012, an increase of 18% from $94.2 million ($0.91 per basic share and $0.84 per diluted share) for the 2011 year. Bellatrix's cash flow from operating activities of $109.3 million ($1.02 per basic share and $0.95 per diluted share) for the year ended December 31, 2012 increased approximately 11% from the $98.2 million ($0.95 per basic share and $0.87 per diluted share) generated in the 2011 year. The increase between the 2012 and 2011 years was principally due to higher net realized gains on the Company's commodity risk management contracts and higher funds from operating netbacks, despite significantly reduced commodity prices, offset partially by increased financing expenses and slightly higher general and administrative expenses in 2012 compared to 2011.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

DRILLING RESULTS

During the 2012 year, Bellatrix posted a 100% success rate drilling and/or participating in 34 gross (26.32 net) wells, resulting in 28 gross (21.32 net) Cardium oil wells, 2 gross (2.0 net) Cardium condensate-rich gas wells, 1 gross (1.0 net) Duvernay gas well, and 3 gross (2.0 net) Notikewin/Falher liquids-rich gas wells.

By comparison, Bellatrix drilled or participated in 54 gross (34.84 net) wells during the year ended December 31, 2011, including 39 gross (29.04 net) oil wells, 14 gross (5.79 net) liquids-rich natural gas wells, and 1 gross (0.007 net) dry hole that was drilled in a non-operated oil unit.

During fiscal 2012 the Company operated 24 net wells of the 28 net wells reported in the Cardium. The following average initial production ("IP") rates for the first 7 days ("IP 7"), for the first 15 days ("IP15") and the first 30 days ("IP 30") were achieved:

Time	# of wells	Boe/d
IP 7	24	769
IP 15	24	715
IP 30	24	656

2012 RESERVES

Bellatrix engaged Sproule to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix's oil and gas properties effective December 31, 2012. Sproule's review does not include the impact of Bellatrix's proposed Cardium Joint Venture announced subsequent to the effective date and currently estimated to close on or before April 30, 2013.

Highlights of Bellatrix's December 31, 2012 reserves and 2012 reserve additions include:

- **104.3 million boe total company interest proved and probable reserves**, and 55.5 million boe total company interest proved reserves as at December 31, 2012, representing **54.3% and 32.7% year over year growth** in 2012, respectively.

- **$1,106.9 million net present value** of future net revenue of working interest reserves before tax at 10% discount rate up from $722.5 million posted as of December 31, 2011. This growth contributes to a **41.9% increase in Bellatrix's net asset value**, as at December 31, 2012 to $**9.90 per basic share** outstanding based on the Sproule evaluation of proved and probable reserves at a 10% discount rate.

- **702% replacement of production** with 2P company interest reserve additions in year ended 2012.

- **$11.77/boe FD&A for proved reserves** including changes to future development capital and **$9.16/boe FD&A for proved reserves** excluding changes to future development capital for the year ended 2012.

- **FD&A of $6.95/boe for total proved and probable reserves** including changes to future development and **$4.28/boe FD&A for total proved and probable reserves** excluding changes to future development capital for the year ended 2012.

- The 3 year 2P FD&A including FDC was reduced to **$9.04/boe.**

- **12.4 year reserve life index** on a total working interest proved and probable basis at December 31, 2012 based on Sproule's 2013 forecasted average production of 22,888 boe/d.

- 161 gross **(96 net)** evaluated future undrilled Cardium horizontal locations.

- 56 gross **(41 net)** evaluated future undrilled Notikewin/Falher horizontal locations.

	2012 Reserves				2011 Reserves	
	Oil & Liquids	Natural Gas	Total		Total	Variance
	(mbbls)	(mmcf)	(mboe)		(mboe)	%
Proved	19,722	214,607	55,490		41,818	+32.7%
Probable	14,921	203,077	48,767		25,732	+89.5%
Proved Plus Probable	34,644	417,684	104,258		67,550	+54.3 %

NET ASSET VALUE – PROVED PLUS PROBABLE

The following table of net asset value, as at December, 31, 2012, is based on the Sproule evaluation of future net revenue of the Company's proved plus probable reserves before tax, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000's except acre, unit and per unit amounts)	PW 0%	PW 5%	**PW 10%**	PW 15%	PW 20%
Proved plus Probable Reserves[1]	2,321,425	1,523,786	**1,106,930**	854,404	686,480
Undeveloped Lands[2]	131,515	131,515	**131,515**	131,515	131,515
Value of Seismic[3]	19,500	19,500	**19,500**	19,500	19,500
Net Debt[4]	(189,577)	(189,577)	**(189,577)**	(189,577)	(189,577)
Net Asset Value [6]	2,282,863	1,485,224	**1,068,368**	815,842	647,918
Per Common Share [5] - Per Basic Share	$21.16	$13.77	**$9.90**	$7.56	$6.01

[1] As evaluated by Sproule as at December 31, 2012 based on forecast prices and costs before income tax
[2] As estimated by Bellatrix as at December 31, 2012 based on 206,638 net acres of undeveloped land at an average price of $636.45 per acre.
[3] Based on 27.66% of $70.5 million replacement value based on seismic costs on an average of $1,500/km for 2d and $10,000/km2 to buy data.
[4] The Company's calculation of Net Debt as at December 31, 2012, includes long term debt, the working capital deficiency (excess), and the liability portion of convertible debentures ($50.687 million) and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability. As at December 31, 2012, the principal amount of convertible debentures outstanding was $55.0 million.
[5] Based on 107.869 million common shares outstanding as at December 31, 2012.
[6] Certain of the information used in the foregoing calculation, including net debt and number of common shares outstanding, is based on unaudited financial information.

NET PRESENT VALUE OF FUTURE NET REVENUE ("NPV")

The forecast prices used in Sproule's reserve report effective December 31, 2012 (the "Sproule Report") were an average of the forecast prices published by Sproule Associates Ltd., GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., as at January 1, 2013 (the "Consultants' Average Forecast Prices"). **It should not be assumed that the NPV estimated by Sproule represents the fair market value of the reserves.**

Estimated future net revenues are stated before deducting future estimated site restoration costs but are reduced for estimated future abandonment costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves. In the Sproule Report, the net total future capital over the life of the reserves associated with the proved reserves is $327.4 million ($288.3 million discounted at 10%) and $524.6 million ($452.1 million discounted at 10%) for the total proved and probable reserves. The change in 2012 net total future capital over the life of the reserves associated with the proved reserves is $63.2 million ($52.7 million discounted at 10%) and $147.8 million ($115.1 million discounted at 10%) for the total proved and probable reserves.

SUMMARY OF NPV BEFORE INCOME TAXES[1, 2]

As at December 31, 2012	0%	5%	10%	15%	20%
Proved					
Developed producing	576,951	447,539	369,969	318,154	281,033
Developed non-producing	2,069	1,455	1,069	816	643
Undeveloped	567,611	378,161	265,854	192,681	141,884
Total proved	1,146,631	827,154	636,891	511,651	423,561
Probable	1,174,793	696,632	470,039	342,753	262,919
Proved Plus Probable Producing	852,644	601,470	469,850	389,410	335,260
Total proved plus probable	2,321,425	1,523,786	1,106,930	854,404	686,480

[1] *Forecast Prices and Costs ($000s), Discounted at (%/year).*
[2] *May not add due to rounding.*

SUMMARY OF NPV AFTER INCOME TAXES[1, 2, 3]

As at December 31, 2012	0%	5%	10%	15%	20%
Proved					
Developed producing	574,579	446,965	369,811	318,106	281,018
Developed non-producing	1,552	1,280	1,007	793	634
Undeveloped	425,706	286,032	201,357	145,075	105,352
Total proved	1,001,838	734,278	572,175	463,974	387,004
Probable	880,969	518,644	346,562	249,909	189,412
Proved Plus Probable Producing	781,256	568,456	452,664	379,749	329,522
Total proved plus probable	1,882,207	1,252,922	918,737	713,883	576,417

[1] *Forecast Prices and Costs ($000s), Discounted at (%/year).*
[2] *May not add due to rounding.*
[3] *The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity –level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.*

PROVED PLUS PROBABLE FD&A COSTS [1, 2]

	2012	2011	2010	2010 – 2012 Avg.
Excluding FDC				
FD&A Costs, 2P ($/boe)				
Exploration and development[3]	**4.29**	5.99	4.68	4.95
Acquisitions (excluding dispositions)	**4.21**	12.24	20.96	5.76
Total (including acquisitions)	**4.28**	6.06	4.96	5.00
Including FDC[3]				
FD&A Costs, 2P ($/boe)				
Exploration and development	**7.31**	9.26	12.74	9.25
Acquisitions (excluding dispositions)	**4.21**	12.24	20.96	5.76
Total (including acquisitions)	**6.95**	9.29	12.89	9.04

[1] NI 51-101 specifies how finding and development costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Bellatrix's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix's cost structure. Accordingly, Bellatrix also provides FD&A costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.

[2] Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result. 2010 numbers do not reflect any changes to accounting rules that may have occurred and are based on generally accepted accounting principles prior to adoption of International Financial Reporting Standards ("IFRS") and have not been restated.

[3] The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

PROVED FD&A COSTS [1, 2]

	2012	2011	2010	2010 – 2012 Average
Excluding FDC				
FD&A Costs, 1P ($/boe)				
Exploration and development[3]	**8.87**	8.28	8.03	8.43
Acquisitions (excluding dispositions)	**12.20**	15.71	27.41	14.52
Total (including acquisitions)	**9.16**	8.37	8.47	8.69
Including FDC[3]				
FD&A Costs, 1P ($/boe)				
Exploration and development	**11.73**	12.97	15.67	13.17
Acquisitions (excluding dispositions)	**22.42**	15.71	27.41	22.33
Total (including acquisitions)	**11.77**	13.00	15.94	13.22

[1] NI 51-101 specifies how finding and development costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Bellatrix's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix's cost structure. Accordingly, Bellatrix also provides FD&A costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.

[2] Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result. 2010 numbers do not reflect any changes to accounting rules that may have occurred and are based on generally accepted accounting principles prior to adoption of International Financial Reporting Standards ("IFRS") and have not been restated.

[3] The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

RESERVE LIFE INDEX

Bellatrix's reserve life index has been determined for proved and proved plus probable working interest reserves using forecast prices and costs. The reserve life index for 2012 below is calculated by dividing reserves as at the effective date of the Sproule Report, December 31, 2012, by 2013 forecasted average production of 22,888 boe/d proved plus probable and 17,655 boe/d proved, as set forth in the Sproule Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

	2012	2011	2010	2009	2008
Proved	**8.6**	8.0	7.2	6.4	6.4
Proved and Probable	**12.4**	10.0	11.2	9.4	10.1

RECYCLE RATIO (OPERATING NETBACK[1]/FD&A COST)

As at December 31, 2012	Proved	Proved and Probable
Operating netback before commodity price risk management contracts ($/boe) [1] (unaudited)	$19.66	$19.66
Recycle ratio (excluding change in FDC)	2.15x	4.59x
Operating netback after commodity price risk management contracts ($/boe) [1] (unaudited)	**$21.51**	**$21.51**
Recycle ratio (excluding change in FDC)	**2.35x**	**5.02x**

[1]Operating netback is calculated by deducting transportation, royalties and operating costs from revenue.

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per BOE to that year's reserve FD&A cost per BOE. Since its conversion to a growth oriented exploration and production company, Bellatrix has successfully achieved a recycle ratio in excess of the 2.74 times recorded in 2009 for proved and probable reserves. In 2012, 2011 and 2010 the recycle ratio for proved and probable reserves was 5.02 times, 4.16 times and 4.31 times, respectively.

RESERVES RECONCILIATION

Reserves included herein are stated on a company interest basis (working interest plus royalty interests prior to deduction of royalty burdens) unless noted otherwise in addition, certain reserves included herein are stated on a gross (working interest excluding royalty interests and burdens) and net (working interest plus royalty interest less royalty burdens) basis as defined in NI 51-101. "Company interest" is not a term defined by NI 51-101 and as such the estimates of company interest reserves herein may not be comparable to estimates prepared in accordance with NI 51-101 or to other issuers' estimates of company interest reserves.

At December 31, 2012 the Company's proved plus probable company interest reserves as evaluated by Sproule, using forecast prices and costs, were 104,258 mboe, an increase of 54.3% compared to 67,550 mboe at December 31, 2011. By commodity type, natural gas made up 67% and oil and natural gas liquids 33% of total proved plus probable reserves. At December 31, 2012, the Company's total proved company interest reserves were 55,490 mboe, an increase of 32.7% compared to 41,818 mboe at December 31, 2011 (calculated after taking into account 2012 production of 6,107 mboe).

In addition to the information disclosed herein, more detailed information on the Company's reserves will be included in the Company's Annual Information Form.

Reserves, at December 31, 2012, as evaluated by Sproule, are summarized below and in the following tables.

Summary of Oil and Gas Company Interest Reserves[1] (Gross + Royalties Receivable)
Forecast Prices and Costs

| | As at Dec. 31, 2012 | | | | | As at Dec. 31, 2011 |
| | Natural Gas[2] | Heavy Oil | Light and Medium Oil | Natural Gas Liquids | Total | Total |
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	91,900	68	5,337	3,796	24,518	19,336
Developed non-producing	787	-	13	22	166	438
Undeveloped	121,920	113	5,129	5,244	30,807	22,043
Total proved	214,607	181	10,479	9,062	55,490	41,818
Probable	203,077	224	6,073	8,624	48,767	25,732
Proved plus probable, producing	128,726	92	7,527	5,325	34,398	27,405
Total proved plus probable	417,684	405	16,552	17,687	104,258	67,550

[1] "Company Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves.

Summary of Oil and Gas Working Interest Reserves[1] (Gross)
Forecast Prices and Costs

| | As at Dec. 31, 2012 | | | | | As at Dec. 31, 2011 |
| | Natural Gas[2] | Heavy Oil | Light and Medium Oil | Natural Gas Liquids | Total | Total |
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	91,664	68	5,337	3,787	24,468	19,302
Developed non-producing	787	-	13	22	166	438
Undeveloped	120,898	113	5,119	5,200	30,581	22,021
Total proved	213,348	181	10,468	9,008	55,215	41,761
Probable	201,962	224	6,058	8,576	48,519	25,674
Proved plus probable, producing	128,441	93	7,526	5,312	34,396	27,318
Total proved plus probable	415,310	405	16,526	17,584	103,734	67,435

[1] "Working Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties. Also referred to as "Gross" reserves under NI 51-101. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves.

Summary of Oil and Gas Net Reserves[1] (Net)
Forecast Prices and Costs

| | As at Dec. 31, 2012 | | | | | As at Dec. 31, 2011 |
| | Natural Gas[2] | Heavy Oil | Light and Medium Oil | Natural Gas Liquids | Total | Total |
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	72,206	52	4,159	2,253	18,526	14,906
Developed non-producing	641	-	9	12	128	337
Undeveloped	93,809	86	4,287	3,527	23,536	16,279
Total proved	166,656	138	8,455	5,793	42,189	31,522
Probable	153,589	169	4,828	5,477	36,095	18,970
Proved plus probable, producing	100,625	71	5,800	3,115	25,806	20,792
Total proved plus probable	320,244	307	13,862	11,270	78,284	50,492

[1] "Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves.

COMPANY INTEREST[1] (Gross + Royalties Receivable) RESERVES RECONCILIATION

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)[2]	Oil Equivalent (mboe)
PROVED PRODUCING						
Opening Balance	4,380	651	5,031	2,414	71,351	19,336
Extensions	646	-	646	1,059	24,100	5,721
Infill Drilling	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions	1,376	23	1,399	1,158	19,416	5,793
Discoveries	-	-	-	2	1,945	327
Acquisitions	99	-	99	124	2,806	691
Dispositions	-	(504)	(504)	-	(20)	(507)
Economic Factors	(81)	-	(81)	(53)	(3,611)	(736)
Production	(1,083)	(103)	(1,186)	(907)	(24,087)	(6,107)
Closing Balance	5,337	68	5,405	3,796	91,900	24,518
TOTAL PROVED						
Opening Balance	8,840	861	9,701	5,718	158,398	41,818
Extensions	1,198	-	1,198	2,338	54,592	12,634
Infill Drilling	674	-	674	200	4,442	1,614
Improved Recovery	-	-	-	-	-	-
Technical Revisions	672	(73)	599	1,363	17,241	4,835
Discoveries	-	-	-	2	1,945	327
Acquisitions	283	-	283	426	6,799	1,842
Dispositions	-	(504)	(504)	-	(501)	(587)
Economic Factors	(105)	-	(105)	(77)	(4,222)	(886)
Production	(1,083)	(103)	(1,186)	(907)	(24,087)	(6,107)
Closing Balance	10,479	181	10,660	9,062	214,607	55,490
PROBABLE						
Opening Balance	5,703	382	6,085	3,677	95,820	25,734
Extensions	1,055	-	1,055	3,779	87,004	19,335
Infill Drilling	713	-	713	148	3,079	1,374
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,729)	60	(1,669)	551	3,980	(455)
Discoveries	-	-	-	-	421	71
Acquisitions	283	-	283	503	14,107	3,137
Dispositions	-	(218)	(218)	-	(155)	(244)
Economic Factors	47	-	47	(33)	(1,179)	(183)
Production	-	-	-	-	-	-
Closing Balance	6,073	224	6,297	8,624	203,077	48,767
PROVED PLUS PROBABLE						
Opening Balance	14,543	1,242	15,785	9,395	254,218	67,550
Extensions	2,253	-	2,253	6,117	141,596	31,969
Infill Drilling	1,388	-	1,388	348	7,521	2,989
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,057)	(13)	(1,070)	1,914	21,222	4,380
Discoveries	-	-	-	3	2,366	397
Acquisitions	566	-	566	929	20,906	4,979
Dispositions	-	(722)	(722)	-	(656)	(831)
Economic Factors	(58)	-	(58)	(111)	(5,401)	(1,069)
Production	(1,083)	(103)	(1,184)	(907)	(24,087)	(6,107)
Closing Balance	16,552	405	16,957	17,687	417,684	104,258

[1] *"Company Interest" means Bellatrix working interest (operated or non-operated) share before deduction of royalties but including any royalty interests of Bellatrix. Based on forecast prices and costs. May not add due to rounding.*
[2] *Company coal bed methane and shale gas reserves have been included in Natural Gas. Coal bed methane reserves had been reconciled separately in previous reserve press releases; however, coal bed methane and shale gas reserves represent an immaterial portion of the Company's Natural Gas reserves.*

WORKING INTEREST[1] (Gross) RESERVES RECONCILIATION

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)[2]	Oil Equivalent (mboe)
PROVED PRODUCING						
Opening Balance	4,380	646	5,026	2,409	71,208	19,302
Extensions	646	-	646	1,059	24,100	5,721
Infill Drilling	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions	1,374	23	1,396	1,152	19,300	5,765
Discoveries	-	-	-	2	1,945	327
Acquisitions	99	-	99	124	2,806	691
Dispositions	-	(499)	(499)	-	(19)	(502)
Economic Factors	(81)	-	(81)	(54)	(3,623)	(738)
Production	(1,082)	(103)	(1,185)	(905)	(24,052)	(6,098)
Closing Balance	5,337	68	5,405	3,787	91,664	24,469
TOTAL PROVED						
Opening Balance	8,840	856	9,696	5,709	158,144	41,761
Extensions	1,198	-	1,198	2,323	54,226	12,558
Infill Drilling	663	-	663	199	4,433	1,601
Improved Recovery	-	-	-	-	-	-
Technical Revisions	670	(73)	597	1,457	16,574	4,906
Discoveries	-	-	-	2	1,945	327
Acquisitions	283	-	283	302	6,799	1,718
Dispositions	-	(499)	(499)	-	(499)	(582)
Economic Factors	(105)	-	(105)	(77)	(4,222)	(886)
Production	(1,082)	(103)	(1,185)	(905)	(24,052)	(6,098)
Closing Balance	10,468	181	10,649	9,008	213,348	55,215
PROBABLE						
Opening Balance	5,703	375	6,079	3,668	95,561	25,674
Extensions	1,055	-	1,055	3,753	86,398	19,207
Infill Drilling	699	-	699	147	3,069	1,357
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,729)	61	(1,669)	415	3,739	(631)
Discoveries	-	-	-	-	421	71
Acquisitions	283	-	283	627	14,107	3,261
Dispositions	-	(212)	(212)	-	(154)	(238)
Economic Factors	47	-	47	(33)	(1179)	(183)
Production	-	-	-	-	-	-
Closing Balance	6,058	224	6,282	8,576	201,962	48,519
PROVED PLUS PROBABLE						
Opening Balance	14,543	1,231	15,774	9,377	253,705	67,435
Extensions	2,253	-	2,253	6,075	140,624	31,765
Infill Drilling	1,362	-	1,362	346	7,502	2,959
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,059)	(13)	(1,073)	1,871	20,315	4,185
Discoveries	-	-	-	3	2,366	397
Acquisitions	566	-	566	929	20,906	4,979
Dispositions	-	(710)	(710)	-	(653)	(819)
Economic Factors	(57)	-	(57)	(111)	(5,401)	(1,068)
Production	(1,082)	(103)	(1,185)	(905)	(24,052)	(6,098)
Closing Balance	16,526	405	16,931	17,584	415,310	103,734

[1] "Working Interest" means Bellatrix working interest (operated or non-operated) share before deduction of royalties and without including any royalty interest of Bellatrix. Also referred to as "Gross" reserves under NI 51-101. May not add due to rounding.
[2] Company coal bed methane and shale gas reserves have been included in Natural Gas. Coal bed methane reserves had been reconciled separately in previous reserve press releases; however, coal bed methane and shale gas reserves represent an immaterial portion of the Company's Natural Gas reserves.

TAX POOLS

At December 31, 2012, the Company had approximately $584 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2012 (unaudited)	2011
Canadian exploration expenses	100	**45,900**	47,600
Canadian development expenses	30	**369,300**	326,900
Canadian oil and gas property expenses	10	**40,400**	25,100
Foreign resource expenses	10	**800**	800
Attributed Canadian Royalty Income	(Alberta) 100	**16,100**	16,100
Undepreciated capital cost[1]	6-55	**98,000**	83,100
Non capital losses (expire through 2027)	100	**10,000**	10,000
Financing costs	20 S.L	**3,300**	4,700
Total Tax Pools		**583,800**	513,300

[1] Approximately $91 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year-end, 2012, Sproule had evaluated certain future development opportunities on Company lands including 161 gross (112.7 net) future undrilled Cardium horizontal locations and 56 gross (23.3 net) evaluated future undrilled Notikewin/Falher horizontal locations. Of the 161 Cardium locations, 104 were assigned proved and probable reserves, with 57 assigned probable reserves only. Of the 56 Notikewin/Falher locations, 41 were assigned proved and probable reserves, with the remaining 15 assigned probable reserves only.

For purposes of assigning net present value of future revenue, future development locations were committed as detailed in the following table. On the basis of current cash flow projections, the schedule, and resulting NPV, can be considered conservative, as the future development inventory represents only approximately two years of reinvested cash flow.

($000's)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2013	**109,439**	157,773
2014	**126,292**	172,707
2015	**74,032**	141,060
2016 and subsequent	**17,642**	53,097
Undiscounted total	**327,407**	524,638
Discounted @ 10%/yr	**288,291**	452,101

RESERVE REPORT COMMODITY PRICING

The following is a summary of the Consultants' Average Forecast Prices as at January 1, 2013:

	OIL				NATURAL GAS LIQUIDS		
Year Forecast	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Western Canada Select 20.5 API ($Cdn/Bbl)	NATURAL GAS AECO Price ($Cdn/ MMBTU)	at Edmonton[3] ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
2013	90.71	85.68	69.73	3.35	94.89	1.83	1.0003
2014	91.64	90.61	75.36	3.80	96.57	1.83	1.0003
2015	92.30	91.60	75.71	4.18	95.97	1.83	1.0003
2016	96.17	95.48	80.23	4.71	100.08	1.83	1.0003
2017	97.29	96.59	80.83	5.12	101.22	1.83	1.0003
2018	98.44	97.71	81.44	5.36	102.41	1.83	1.0003
2019	99.94	99.21	82.49	5.45	104.00	1.83	1.0003
2020	101.76	101.03	83.94	5.57	105.88	1.83	1.0003
2021	103.61	102.88	85.41	5.67	107.82	1.83	1.0003
2022	105.54	104.81	86.91	5.77	109.85	1.83	1.0003
2023	107.46	106.69	88.43	5.87	111.82	1.83	1.0003
2024	109.43	108.65	89.97	5.99	113.85	1.83	1.0003
2025	111.43	110.64	91.54	6.09	115.94	1.83	1.0003
2026	113.48	112.69	93.15	6.19	118.09	1.83	1.0003
2027	115.59	114.76	94.78	6.31	120.26	1.83	1.0003
Thereafter	+ 1.8%/yr	+ 1.8%/yr	+ 1.8%/yr	+ 1.8%/yr	+ 1.8%/yr		

[1] *Inflation rates for forecasting prices and costs*
[2] *Exchange rates used to generate the benchmark reference prices in this table*
[3] *Natural Gas Liquids is represented by the pentanes plus price*

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2012, were $2.62/mcf for natural gas, $86.47/bbl for light, medium gravity crude oil and condensate, $68.51/bbl for heavy oil and $38.88/bbl for natural gas liquids (excluding condensate).

RESERVES COMMITTEE

Bellatrix has a reserves committee, comprised of independent board members, that reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators conducted in accordance with the COGE (Canadian Oil and Gas Evaluation) Handbook and NI 51-101. The evaluations are conducted using all available geological and engineering data. The reserves committee has reviewed the reserves information and approved the reserve report.

LAND

As at December 31, 2012, Bellatrix had over 206,638 net undeveloped acres in Alberta, British Columbia and Saskatchewan.

Land Statistics

	2012	2011
Average working interest		
Developed	57%	57%
Undeveloped	66%	63%
Total	61%	60%

Land Holdings[1]

	2012		2011	
	Gross	Net	Gross	Net
Developed				
British Columbia	9,752	2,692	19,850	7,315
Alberta	373,705	211,967	370,653	209,786
Saskatchewan	13,327	12,720	13,327	12,720
Total	396,784	227,380	403,830	229,821
Undeveloped				
British Columbia	107,700	47,521	143,968	60,590
Alberta	194,158	148,815	198,777	152,363
Saskatchewan	10,302	10,302	11,606	11,606
Total	312,160	206,638	354,351	224,559
Developed and Undeveloped				
British Columbia	117,452	50,213	163,818	67,905
Alberta	567,864	360,782	569,429	362,149
Saskatchewan	23,628	23,022	24,934	24,326
Total	708,944	434,017	758,181	454,380

[1] *May not add due to rounding*

OPERATIONS OUTLOOK

Bellatrix continues to focus on growth by development of its large inventory of Cardium and Notikewin/Falher assets geological prospects. The Company also continues to focus on adding Cardium and Notikewin prospective lands.

- Bellatrix has entered into a joint venture agreement with a Seoul, Korea based company ("JV Partner"), effective January 2013, to accelerate development of Bellatrix's extensive undeveloped Cardium land holdings in west-central Alberta. As a result of the Joint Venture, Bellatrix's net capital expenditure plan for 2013 is expected to increase from the previously announced $180 million level to between $230 and $240 million, not including JV Partner capital. Based on the timing of proposed expenditures, downtime from anticipated plant turnarounds, completion of anticipated infrastructure and normal production declines, execution of **the increased 2013 capital expenditure plan is anticipated to provide average daily production of 24,000 to 25,000 boe/d. The Company is anticipating a 2013 exit rate of 30,000 to 31,000 boe/d.**

- The Company has **budgeted a capital program between $230 and $240 million** funded from the Company's cash flows and to the extent necessary, bank indebtedness, based on the current economic conditions and Bellatrix's operating forecast for 2013 and assuming the closing of the joint venture transaction with the JV Partner. **A total capital program of $365 million is expected** including the capital expected to be invested by the JV Partner. The capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin/Falher areas.

- The Company has developed an inventory of **692 net remaining Cardium locations** and **401 net Notikewin/Falher locations** representing a net capital development opportunity of **$4.34 billion** based on current costs.

- The Company has identified **$8.22 billion in potential development** including all identified prospects and based on current costs representing over 40 years of drilling inventory based on current annual cash flow.

- As at December 31, 2012, Bellatrix has approximately **206,638 net undeveloped acres** and, including all opportunities, has in excess of 1,700 net exploitation drilling opportunities identified.

- As at December 31, 2012, approximately **$87 million or 40% was undrawn under the existing $220 million credit facilities** and is available to fund Bellatrix's ongoing capital spending and operational requirements.

COMMODITY RISK MANAGEMENT CONTRACTS

Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2013. The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of $40.8Mj/m^3$.

Product	Term	Volume	Average Price
Crude Oil[1]	Jan. 1, 2013 to Dec. 31, 2013	1,500 bbls/d	$94.50 CDN/bbl
Natural Gas	Feb. 1, 2013 to Mar. 31, 2013	8.7 mmcf/d	$3.51 CDN/mcf
Natural Gas	Apr. 1, 2013 to Oct. 31, 2013	47.8 mmcf/d	$3.52 CDN/mcf
Natural Gas	Nov. 1, 2013 to Dec. 31, 2013	21.7 mmcf/d	$3.51 CDN/mcf
Natural Gas	Jan. 1, 2014 to Jun. 30, 2014	13.0 mmcf/d	$3.51 CDN/mcf

[1] *A call has been placed on 3,000 bbls/d at $110 US/bbl for the year 2013 and at $105US/bbl for the calendar year 2014.*

Based on exit rate of December 2012 production volumes of approximately 19,500 boe/d annualized for 2013, Bellatrix has put in price protection on approximately 53% of 2013 production volumes, 27% for first and second quarter and 15% for third and fourth quarter 2014 production volumes.

An updated corporate presentation is available on www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.　　Edward J. Brown, CA　　　　Brent A. Eshleman P.Eng.
President & CEO　　　　　　Vice President, Finance & CFO　Executive Vice President
(403) 750-2420　　　　　　　(403) 750-2655　　　　　　　(403) 750-5566

Troy Winsor
Investor Relations
(800) 663-8072

READER ADVISORIES: (to be updated)

CONVERSION: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

UNAUDITED 2012 FINANCIAL INFORMATION: As Bellatrix plans to announce its audited 2012 financial results on or about March 7, 2013, certain financial information for the year ended December 31, 2012 disclosed herein, or used in various calculations herein, is based on unaudited information and has been utilized by Bellatrix in this release to facilitate the discussion with respect to the performance of our capital program. Readers are advised that these financial estimates are subject to audit and may be subject to change as a result, and such changes could be material.

NON-GAAP MEASURES: The press release section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the document. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Management believes that this measure is a useful supplemental measure of cash flow from operations. Readers are cautioned, however, that these measures should not be construed as an alternative to cash flow from operations determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other trusts or companies.

INITIAL PRODUCTION RATES: Any references in this press release to initial production rates and/or 7, 15 and 30 day production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will continue production and decline thereafter. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Bellatrix.

FORWARD LOOKING STATEMENTS: Statements in this document may contain forward-looking information including management's assessment of future plans and operations, expected 2013 average production and exit production, reserve estimates, anticipated additional drilling locations, the total future capital associated with development of drilling locations and reserves, 2013 capital expenditures and expected amount of total program including capital to be invested by the JV Partner, expected closing of joint venture transaction, timing of completion and testing of wells and timing of release of 2012 financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices; risks that the joint venture transaction will close when expected or at all, and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in operating the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; that the joint venture transaction will close when expected and on the terms expected; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Company's website (www.bellatrixexploration.com.). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.